UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 2nd, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX ANNOUNCES DEPARTURE OF

CHIEF EXECUTIVE OFFICER JAIME RIVERA TO BE REPLACED BY CURRENT

CHIEF COMMERCIAL OFFICER RUBENS AMARAL

Panama City, Republic of Panama, May 2, 2012 - The Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”) (NYSE: BLX) today announced that Mr. Jaime Rivera submitted his resignation and will step down as Chief Executive Officer effective July 31, 2012. He will be succeeded by Mr. Rubens V. Amaral Jr., currently the Bank´s Chief Commercial Officer and Alternate to the CEO. Mr. Rivera will also resign his position as a Director of the Bank and join its Advisory Board.

Bladex's Chairman, Mr. Gonzalo Menéndez Duque, said: "The Board is saddened by the departure of a CEO whose success in transforming the Bank's business model, attracting top talent, relentlessly driving financial performance and enhancing the value of the Bladex brand is well-known and deservedly recognized. We are pleased that we will continue to be able to draw on Jaime's talents and experience through his participation on our Advisory Board.

Bladex is fortunate to have a successor of Rubens V. Amaral Jr.’s caliber, who has played such a key role in the strategic decisions and tireless execution that have brought the Bank to the strong financial and market position it presently enjoys. Rubens is a consummate professional with a remarkable combination of talents to identify global trends, develop business opportunities, and exercise great leadership and sound judgment under the toughest of circumstances. We are sure that under Rubens’ leadership, the Bank will continue to thrive, enhancing its role as a strategic partner for Latin America and our clients, while delivering increasing value to our shareholders. With Rubens and Jaime having developed such a close professional and personal relationship over the years they worked together, we expect the transition process to be virtually seamless."

Since he joined the Bank in 2004, Mr. Amaral has been head of Bladex's core Commercial Division, in charge of the Bank's business with financial institutions, corporations and governments in more than 20 countries in Latin America, delivered through an expanding set of products and network of offices. He has also been the Alternate to the CEO, working closely with Mr. Rivera in transforming Bladex into a key player in the trade finance business in Latin America.

Mr. Amaral said of his appointment: "I am honored to have been assigned the responsibility to continue building upon Bladex's unique strengths as the best trade finance bank in Latin America. We operate in a dynamic Region offering continual opportunities to fuel the Bank’s growth and success. I am looking forward to developing these opportunities and continuing to work together with the extraordinary team of professionals at Bladex. I am grateful to the Board for their confidence and to Jaime, a friend who mentored and supported my work over the years, making sure we succeeded, as we did, beyond expectations.”

Commenting on his decision to step down, Mr. Rivera said: "Having completed the tasks I was charged with by the Board when I joined Bladex, and with the Bank now operating at sustained levels of growth and profitability, I thought it was time for a new leader to step in, renew the Bank's vision, and bring it to the next level of financial and reputational excellence. From a personal point of view, too, I felt that I owed it to my family to dedicate time to them, after years of single-minded focus on the Bank. I also felt that it was time for me to pursue personal interests that I put on the backburner while at the helm of Bladex. I am thankful to the Board for having understood and supported my position, and there is immense satisfaction in seeing Rubens appointed as my successor. I am in the best position to attest to his unique mix of professionalism, vision, leadership, drive, and integrity, and cannot think of a better man to lead the Bank onwards. Our team, our Directors, our shareholders and the many people who so wholeheartedly supported me and for whom I feel immense gratitude, could not possibly be in better hands."

Prior to joining Bladex in 2004, Mr. Amaral worked at Banco do Brasil for more than 28 years, developing a focus on and experience in international finance. Rubens held different positions and responsibilities within Banco do Brasil since his start there in 1975. Mr. Amaral’s last position with Banco do Brasil was at the New York Branch, where he served as General Manager, as well as Managing Director for North America. In addition, Mr. Amaral has actively participated in various banking industry institutions, such as: Trustee of the Institute of International Bankers (“IIB”), Member of the Advisory Board at the Center for Latin America Studies at The George Washington University, Member of the International Advisory Council of the Bankers Association for Finance and Trade (“BAFT”), and the Director of the Brazilian American Chamber of Commerce in New York. Mr. Amaral holds a Degree in Economics from the University of Vale do Paraíba, as well as special certification from the Alumni Association of the Brazilian Superior School of War in Political and Economic Affairs.

Bladex is a supranational bank originally established by the central banks of the Latin American and the Caribbean countries (“the Region”), to promote trade financing in the Region. Established in Panama, its shareholders include central banks and commercial banks from 23 countries in the Region, as well as Latin-American and international banks, and private investors through the New York Stock Exchange.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama

Attention: Mr. Christopher Schech, Senior Vice President & Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com